AMENDMENT TO CUSTODIAN AGREEMENT

Amendment dated July 6, 2000, to the custody contract (the “Custodian Agreement”), dated September 18, 1997, as amended, by and between State Street Bank and Trust Company (the “Custodian”) and Evergreen Money Market Trust, on behalf of each of its Portfolios as defined in the Custodian Agreement (each a “Fund”).

WHEREAS the Custodian serves as the custodian of each Fund’s assets pursuant to the Custodian Agreement;

WHEREAS the Funds may appoint one or more banks identified on Schedule A to this Amendment, as amended from time to time, to serve as additional custodians for the Funds (each, a “Repo Custodian”) for the limited purpose of the Funds’ engaging in tri-party repurchase agreement transactions (“Tri-Party Repos”);

WHEREAS the Funds may direct the Custodian to make “free delivery” to one or more Repo Custodians of cash or other assets maintained in custody by the Custodian for the Funds pursuant to the Custodian Agreement for purposes of engaging in Tri-Party Repos; and

WHEREAS the Custodian and the Funds desire to amend the Custodian Agreement to permit the Custodian to make “free delivery” of cash and other assets of the Funds to Repo Custodians from time to time;

NOW THEREFORE, the Custodian and the Fund hereby agree to amend the Custodian Agreement by adding the following provisions thereto:

Notwithstanding anything to the contrary in the Custodian Agreement, upon receipt of Proper Instructions (as defined in the Custodian Agreement), the Custodian shall deliver cash and/or other assets of the Funds to any account maintained for the Funds by a Repo Custodian listed on Schedule A attached hereto, which delivery may be made without contemporaneous receipt by the Custodian of cash or other assets in exchange therefor.  Upon such delivery of cash or other assets in accordance with such Proper Instructions, the Custodian shall have no further responsibility or obligation to the Funds as a custodian of the Funds with respect to the cash or assets so delivered until such cash or assets are returned to Custodian.  In preparing reports of monies received or paid out of the Fund or of assets comprising the Fund, the Custodian shall be entitled to rely upon information received from time to time from the Repo Custodian and shall not be responsible for the accuracy or completeness of such information included in the Custodian’s reports until such assets are received by the Custodian.

The Funds may amend Schedule A of this Amendment from time to time to add or delete a Repo Custodian or to change the identification of the account by a Repo Custodian for the Funds by delivering Special Instructions (as defined herein) to the Custodian.  The term “Special Instructions” shall mean written instructions executed by an authorized officer of the Funds.  In all other respects, each Custodian Agreement shall remain in full force and effect and the Custodian and the Funds shall perform their respective obligations in accordance with the terms thereof.

EXECUTED to be effective as of the date set forth above.

EVERGREEN MONEY MARKET TRUST

On Behalf of its Portfolios

                                                By: /s/ Sally E. Ganem

                                                Name:   Sally E. Ganem

                                                Title:     Assistant Secretary

                                                STATE STREET BANK AND TRUST COMPANY

                                                By: Ronald E. Logue

                                                Name:    Ronald E. Logue

                                                Title:     Vice Chairman

SCHEDULE    A

Dated:  July 6, 2000

to

Amendment dated July 6, 2000, to Custodian Agreement

Of September 18, 1997, between

State Street Bank and Trust Company and

Evergreen Money Market Trust

On Behalf of its Portfolios

TRI-PARTY REPO CUSTODIAN BANKS

The Bank of New York

Chase Manhattan Bank